Mail Stop 6010   July 1, 2008

Mr. Francis McCahill, III
President and Chief Executive Officer
Homeowners Choice, Inc.
145 N.W. Central Park Plaza, Suite 115
Port St. Lucie, Florida 34986

> **Re: Homeowners Choice, Inc.**
> **Registration Statement on Form S-1**
> **Amendment no. 1 filed June 17, 2008**
> **File No. 333-150513**

Dear Mr. McCahill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Competitive Strengths, page 4

1. We note your response to comment 14 and reissue the comment. Please revise the section title to refer to "weaknesses" or "risks" so that the negative aspects of your business are a prominently presented as the positive aspects.

Management's Discussion and Analysis of Financial Condition and results of Operations
Overview, page 31

2. We note your response to comment 31 and reissue the comment. Please expand the discussion in the prospectus to state when you would be permitted to raise your rates, the conditions under which you may request an increase, the procedure for requesting a rate increase, and the factors considered in determining whether a rate increase may be approved.

Critical Accounting Policies and Estimates, page 33

Reserves for Losses and Loss Adjustment Expenses, page 33

3. Please refer to your response to our prior comment number 32. Please revise the sensitivity discussion to include the specific drivers of the reserve amounts such as severity, and frequency along with the changes that would result from possible changes in those assumptions. Please note that limiting this discussion to a mechanical percentage increase from the reserve balance in your balance sheet is not sufficient.

4. Please refer to your response to our prior comment number 33. It is unclear how the revised disclosure addresses our comment and, as a result, we are reissuing the comment. Please disclose the risks associated with estimating the loss reserves for assumed reinsurance and the effects and expected effects that these uncertainties have on management's judgments and assumptions in establishing the assumed loss reserve. Also please consider the following items which could help describe the uncertainty:

    *   The nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
    *   The time lag from when claims are reported to the cedant to when the cedant reports them to the company and whether, how, and to what extent this time lag effects the loss reserve estimate;
    *   How management uses the information received from the cedants in its determination of its assumed loss reserves, whether reinsurance intermediaries are used to transact and service reinsurance policies, and how that impacts the loss reserving methodology;
    *   The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
    *   What process management performs to determine the accuracy and completeness of the information received from the cedants;
    *   How management resolves disputes with cedants, how often disputes occur, and the magnitude of any current, material disputes; and

- Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Item 15. Recent sales of unregistered securities

5. We note your response to comment 46. Please revise Item 15 to disclose when the options become exercisable.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Carolyn T. Long, Esq.
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, Florida 33602

        Bradley A. Haneberg, Esq.
        Kaufman & Canoles, P.C.
        1051 East Cary Street, 12th Floor
        Richmond, Virginia 23219